DEJOUR ENTERPRISES LTD.
(the “Corporation”)

WHISTLEBLOWER POLICY

Securities Regulators in Canada have established rules requiring the audit committees of public companies to develop confidential, anonymous submission procedures for receiving complaints from employees and consultants regarding any fraud, wrong doing or violation, including those related to accounting, internal accounting controls or auditing matters. To meet these requirements, the Corporation’s Audit Committee of the Board of Directors has developed this Whistleblower Policy.

No Retaliation

No director, officer, consultant or employee who in good faith files a complaint, submits a concern or reports any fraud, wrong doing or a violation or suspected violation shall suffer harassment, retaliation or adverse employment consequence. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Corporation rather than seeking resolution outside the Corporation.

Acting in Good Faith

Anyone filing a complaint, submitting a concern or reporting wrong doing or a violation or suspected violation must be acting in good faith and have reasonable grounds for believing the information disclosed. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Reporting Procedure

Anyone with a complaint or concern about the Corporation may contact their supervisor or manager responsible for the group which provides the relevant service, recognizing however, that this depends on the seriousness and sensitivity of the issues involved and who is suspected of wrong doing.

You may also contact Mathew Wong, CFO at 604-638-5058.

If you feel this matter is serious, as an alternative, complaints or reports under this Whistleblower Policy may be submitted on a confidential, anonymous basis to the Chair of Audit Committee at:

Mr. Craig Sturrock

Twenty-Seventh Floor, Three Bentall Centre

595 Burrard Street

Vancouver, British Columbia, V7X 1J2

Phone: 604.689.1261

Fax: 604.688.4711

Handling of Reports

The Audit Committee of the Board of Directors shall address all reports submitted to it of complaints or concerns, including those regarding wrong doing, corporate accounting practices, internal accounting controls or auditing matters. All reports submitted to the Audit Committee of the Board of Directors will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.